March 14, 2025

Herbj  rn Hansson
Chief Executive Officer
Nordic American Tankers Limited
Swan Building
26 Victoria Street
Hamilton HM 12
Bermuda

       Re: Nordic American Tankers Limited
           Registration Statement on Form F-3
           Filed March 11, 2025
           File No. 333-285720
Dear Herbj  rn Hansson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Edward Horton